January 12, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Karen J. Garnett

Re:	Digital Realty Trust, Inc.
Form 10-K
Filed February 29, 2008
Schedule 14A
Filed April 4, 2008
File No. 001-32336

Dear Ms. Garnett:

This letter sets forth the responses of Digital Realty Trust, Inc. (the “Company”) to the comments received by facsimile on December 8, 2008 from the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission regarding the Company’s annual report on Form 10-K for the year ending December 31, 2007 (the “Form 10-K”) and the Company’s definitive proxy statement filed on April 4, 2008 (the “Proxy Statement”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 10-K

Item 2.	Properties, page 28

1.	Please revise to identify the properties that are not held in fee and the properties that are subject to any major encumbrance. Briefly describe how the properties are held and disclose the material terms of any encumbrance. Refer to Item 102 of Regulation S-K.

Response: The Company respectfully submits that footnotes 7, 8 and 10 through 12 to the tabular presentation of the Company’s portfolio of properties beginning on page 29 of the Form 10-K indicate that the referenced properties are not held in fee. In addition, Note 6 to the Company’s consolidated financial statements beginning on page 84 of the Form 10-K describes the material terms of all encumbrances. In future filings the Company will clarify the disclosure in Item 2 to indicate that all properties are held in fee except as otherwise indicated and will provide a reference to Note 6 to the Company’s consolidated financial statements for each encumbered property.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

2.	Refer to the discussion of distributions at the top of page 56. Please also disclose the source of funds used to pay distributions and clarify why some distributions are classified as ordinary income and some distributions are classified as a return of capital.

Response: The Company respectfully submits that in future filings the Company will include disclosure indicating that distributions in excess of cash flow from operating activities are funded by borrowings under the Company’s revolving credit facility. In addition, the Company will include disclosure indicating that distributions out of the Company’s current or accumulated earnings and profits are generally classified as ordinary income whereas distributions in excess of the Company’s current and accumulated earnings and profits are generally classified as a return of capital.

Exhibits

3.	Please tell us why you have not included the employment agreements with Mr. Crosby and Mr. Peterson in accordance with Item 601(b)(10)(iii) of Regulation S-K.

Response: The Company respectfully submits that the employment agreements with Mr. Crosby and Mr. Peterson were inadvertently excluded from the exhibit index to the Form 10-K. However, the material terms of these employment agreements continued to be disclosed in the Proxy Statement and incorporated by reference in the Form 10-K, and such agreements were previously filed and remain available on EDGAR. In addition, a new employment agreement with Mr. Crosby was disclosed in, and filed as an exhibit to, the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed on November 10, 2008. The Company amended each named executive officer’s employment agreement in December 2008 in order to comply with certain technical requirements of Section 409A of the Internal Revenue Code. The Company will file each such amended employment agreement as an exhibit to the Company’s annual report on Form 10-K for the year ended December 31, 2008, and will include all employment agreements with named executive officers in the exhibit index to future annual reports on Form 10-K.

4.	We note that the exhibit index does not include the related party agreements with CB Richard Ellis, tel(x) Group, and Linc Facility Services. Please tell us why you do not believe these agreements are required to be included in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company respectfully submits that the related party agreements with CB Richard Ellis, tel(x) and Linc Facility Services are contracts such as ordinarily accompany the kind of business conducted by the Company and its subsidiaries and that no directors, officers, promoters, voting trustees, or security holders named in the report are parties to these agreements. Therefore Item 601(b)(10)(ii)(A) of Regulation S-K does not apply to these agreements. Summaries of these agreements were included in the Proxy Statement and the notes to the financial statements in the Form 10-K in order to provide full disclosure of all relationships between the Company and third parties in which any director or executive officer has a direct or indirect interest, regardless of materiality. In addition, the agreements with CB Richard Ellis and Linc Facility Services are not required to be filed pursuant to the exception for contracts that are “immaterial in amount or significance” set forth in clause (ii) of Item 601(b)(10) of Regulation S-K. During 2007, the Company paid a total of $2.3 million pursuant to agreements with CB Richard Ellis and a total of $0.6 million pursuant to agreements with Linc Facility Services. As of December 31, 2007, all agreements with Linc Facility Services were expired and CB Richard Ellis was no longer a related party.

Comments on Schedule 14A

Item 1.	Election of Directors, page 3

5.	Please ensure that you have described the experience of each officer and director for the past five years in accordance with Item 401 of Regulation S-K. For example, we note that for Mr. Chapman you describe his experience through the year 2000 but do not provide information regarding his experience from 2000 through 2008.

Response: The Company respectfully submits that the Company has disclosed the experience of each officer and director for the past five years. In future filings the Company will clarify that Mr. Chapman retired in 2000, Mr. Singleton retired in 2001 and Ms. Ernst retired in 2002.

Principal Stockholders, page 13

6.	We note your disclosure in footnotes 6 through 10 that you have excluded the Class C Units held by your executive officers. Please tell us why the Class C Units are not included in the table on page 13 and include this disclosure in future filings.

Response: The Company respectfully submits that, as described under the heading “Executive Compensation – Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Award Table” beginning on page 26 of the Proxy Statement, each award of Class C Units is subject to a performance-based vesting condition measured by cumulative annual total stockholder return, assuming the reinvestment of all dividends, from the grant date to the applicable measurement date. Consequently, the number of Class C Units subject to each award that will satisfy the performance-based vesting condition is not known prior to the applicable measurement date. In addition, the actual number of Class C Units that vest, assuming satisfaction of the performance condition, is based on the Company’s share price for a period leading up to the measurement date. Because the number of Class C Units that vest is based on a future share price and may be less (potentially, substantially less) than the total number of Class C Units subject to an award, the Company believes that it would be misleading to include all Class C Units subject to an award in the calculation of the beneficial ownership table. The Company will include all Class C Units that have satisfied the performance-based vesting condition in the calculation of beneficial ownership in future filings.

Executive Compensation, page 15

Peer Group Review, page 16

7.	We note that you target compensation levels against the fiftieth percentile of your peer group. For each named executive officer, to the extent you awarded compensation outside of the targeted parameters, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the targeted parameter.

Response: The Company respectfully submits that in future filings the Company will clarify that the Company does not target compensation levels against the fiftieth percentile of its peer group. Rather, the Company reviews compensation levels against the fiftieth percentile of the peer group but sets each named executive officer’s actual compensation on the basis of several factors, including the executive officer’s experience level and tenure with the Company, the executive officer’s positions and functional responsibilities within the Company, the executive officer’s individual performance and the Company’s annual and long-term performance.

Annual Incentive Bonuses, page 18

8.	The last paragraph under this heading states that the Committee awarded each executive officer, other than Mr. Stein, the maximum bonus for 2007. Please revise to disclose describe the target and maximum bonus amounts for each NEO and discuss how you determined those amounts. For example, if bonus target amounts are set as a percentage of base salary, please state the percentage of base salary that applies to each NEO and how you determined that the percentage was an appropriate target.

Response: The Company respectfully submits that, as indicated in the text on page 18 of the Proxy Statement, the target and maximum bonus amounts for each named executive officer for 2007 are set forth under the heading “Executive Compensation – Grants of Plan-Based Awards” on page 25 of the Proxy Statement. In addition, target and maximum bonus amounts for 2008 are set forth as a percentage of base salary under the heading “Executive Compensation – 2008 Salary and Bonus Targets” on page 34 of the Proxy Statement. For 2007, target and maximum bonus amounts were also set as a percentage of base salary, and in future filings the Company will revise the disclosure to indicate the manner in which target and maximum bonus amounts for the year to which the proxy statement relates were determined. The Company will also disclose that in 2008 the Company entered into new employment agreements with certain of its named executive officers that specify target and maximum annual bonuses. The revised disclosure will indicate that in negotiating these provisions, and in determining target and maximum bonuses where these are not specified in employment agreements, the Compensation Committee considers, among other factors, each officer’s base salary and total compensation package, each officer’s roles and responsibilities within the Company, each officer’s performance and achievement of the individual goals established for such officer, any significant accomplishments of the officer, the Company’s financial and operating performance, and the competitive market data applicable to each officer’s position and functional responsibilities.

2007 Long-Term Incentive Units Awards, page 20

9.	Please disclose the Compensation Committee’s basis for approving awards of long-term incentive profits interest units to your named executive offices in 2007. Provide similar disclosure with respect to stock options granted in 2007.

Response: The Company respectfully submits that in future filings the Company will revise the disclosure to indicate that the Compensation Committee approves grants of long-term incentive units and stock options based on, among other factors, each officer’s total compensation package, each officer’s roles and responsibilities within the Company, each officer’s performance and achievement of the individual goals established for such officer, any significant accomplishments of the officer, the Company’s financial and operating performance, and the competitive market data applicable to each officer’s position and functional responsibilities.

10.	Please disclose the specific events that must take place in order for the long-term incentive units to achieve full parity with common units.

Response: The Company respectfully submits that in future filings the Company will revise the disclosure to indicate that a holder’s long-term incentive units achieve full parity with common units when such units vest and the holder’s capital account balance in respect of such long-term incentive units is equal to the capital account balance of a holder of an equivalent number of common units. When long-term incentive units are issued, the holder of such units has a capital account balance of zero in respect of such units. However, a holder of long-term incentive units is entitled to special allocations of income and gain in respect of such units that are intended to enable such units to achieve full parity with common units, provided that the operating partnership has sufficient income or gain.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact me by telephone at (415) 738-6516 or by fax at (415) 738-6521 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua A. Mills
Joshua A. Mills General Counsel and Assistant Secretary

cc:	Julian T. Kleindorfer, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP